MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 17, 2016, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2015 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2015 Summary”, “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “wish”, “schedule”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

INDEX

About IAMGOLD	2
Highlights	2
2015 Summary	3
Reserves and Resources	6
Outlook	7
Market Trends	8
Annual Updates
Operations	10
Exploration	15
Quarterly Financial Review	18
Financial Condition
Impairment	18
Liquidity and Capital Resources	19
Market Risks	21
Shareholders’ Equity	22
Cash Flow	22
Discontinued Operations	22
Disclosure Controls and Procedures and Internal Control over Financial Reporting	22
Critical Judgments, Estimates and Assumptions	23
Notes to Investors Regarding the Use of Resources	24
Future Accounting Policies	25
Risks and Uncertainties	25
Non-GAAP Performance Measures	32

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

HIGHLIGHTS

•	Cash and cash equivalents, restricted cash and gold bullion (at market value) of $691.3 million at December 31, 2015.

•	Achieved record production at Essakane during 2015, up 51,000 ounces from the prior year and reduced all-in sustaining costs by $50 per ounce sold from the prior year. In April 2015, an updated resource estimate was announced for the Falagountou deposit at Essakane, with indicated resources increasing by 84% and the average grade by 10%, contributing to a 6% increase in Essakane’s estimated indicated resources to 5.0 million ounces.

•	Total cash costs[2] for 2015 were within guidance at $835 per ounce produced, down from $848 per ounce in 2014. Total cash costs[2] for 2015 would have been $20 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($55 per ounce), partially offset by the normalization of costs following the production interruption at Westwood ($35 per ounce).

•	Total cash costs[2] for the fourth quarter 2015 were $825 per ounce produced, up from $788 per ounce in the same prior year period. Total cash costs[2] for the fourth quarter 2015 would have been $19 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($58 per ounce), partially offset by the normalization of costs following the production interruption at Westwood ($39 per ounce).

•	All-in sustaining costs[2] for 2015 were within guidance at $1,118 per ounce sold, up from $1,101 per ounce in 2014. All-in sustaining costs[2] would have been $61 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($63 per ounce) and the purchase of assets held under finance leases at Rosebel ($33 per ounce), partially offset by normalization of costs following the production interruption at Westwood ($35 per ounce).

[1]	Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•	All-in sustaining costs[1] for the fourth quarter 2015 were $1,202 per ounce sold, up from $1,021 per ounce in the same prior year period. All-in sustaining costs[1] would have been $146 per ounce lower, excluding the impact of the purchase of assets held under finance leases at Rosebel ($123 per ounce) and realized hedge and non-hedge derivative losses ($59 per ounce), partially offset by normalization of costs following the production interruption at Westwood ($36 per ounce).

•	The Company reported an after-tax impairment charge of $580.0 million relating to the Côté Gold project and the Westwood mine. For impairment testing purposes, the Company used a gold price assumption of $1,100 per ounce for 2016 and a long-term gold price assumption of $1,200 per ounce. In 2014, the Company used $1,250 per ounce for 2015 and $1,300 per ounce long-term. Refer to the Financial condition section of this MD&A for further information on impairments.

•	Attributable gold production, inclusive of joint venture operations, for 2015 was within guidance at 806,000 ounces, down 38,000 ounces compared to the prior year. Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2015 was 199,000 ounces, down 42,000 ounces compared to the same prior year period.

•	Westwood, Rosebel and Essakane announced updated life-of-mine plans on January 19, 2016.

•	Westwood made significant progress on development and rehabilitation activities following the seismic event in May 2015.

•	The Company continues to focus on cost reduction, including the reduction of Rosebel’s employee base by approximately 10%.

•	The Company continues to report positive results from its exploration and development program, including at the Pitangui project in Brazil, and the Boto project in Senegal.

•	On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The Company’s existing credit facility was terminated on the same day.

•	Capital expenditures for 2015 were within guidance at $243.6 million, down 13% from capital expenditures on gold assets in 2014.

•	During 2015, the Company issued flow-through shares for net proceeds of $43.0 million.

•	In March 2015, the Company completed the sale of its Diavik royalty asset for total proceeds of $56.8 million, resulting in an after-tax gain of $43.5 million.

•	In January 2015, the Company completed the sale of Niobec for gross cash consideration of $504.1 million, resulting in an after-tax gain of $39.0 million.

2015 SUMMARY

FINANCIAL

•	Cash and cash equivalents, restricted cash and gold bullion (at market value) were $691.3 million at December 31, 2015, up $370.3 million from December 31, 2014. The increase was mainly due to net proceeds from the sale of Niobec ($491.2 million), draw-down on the credit facility ($70.0 million), cash proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($43.0 million) and cash generated from operating activities ($26.0 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($200.7 million), interest paid ($45.4 million), purchase of assets held under finance leases ($28.3 million), decrease in the market value of gold bullion ($19.2 million) and purchase of long-term debt ($11.5 million).

•	Revenues from continuing operations for 2015 were $917.0 million, down $90.9 million or 9% from the prior year. The decrease was primarily the result of a lower realized gold price ($78.8 million), lower sales volume at Rosebel ($59.8 million), the closure of Mouska in 2014 ($21.0 million), lower royalties following the sale of the Diavik royalty asset ($8.2 million), partially offset by higher gold sales at Essakane ($76.9 million). Revenues from continuing operations for the fourth quarter 2015 were $238.2 million, down $34.3 million or 13% from the same prior year period mainly due to lower sales volume and lower realized gold prices.

•	Cost of sales from continuing operations for 2015 was $971.6 million, up $78.7 million or 9% from the prior year. The increase was the result of higher depreciation expense ($55.9 million) and higher operating costs ($28.9 million), partially offset by lower royalties due to a lower realized gold price ($6.1 million). Operating costs were higher primarily as a result of the commencement of commercial production at Westwood in the third quarter of 2014 and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, and lower costs of consumables.

•	Cost of sales from continuing operations for the fourth quarter 2015 was $283.5 million, up $44 million or 18% from the same prior year period. The increase was the result of higher depreciation expense ($6.9 million) and higher operating costs ($37.8 million), partially offset by lower royalties due to a lower realized gold price ($0.7 million). Operating costs were higher primarily as a result of higher sales volume at Essakane and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, lower costs of consumables and lower sales as a result of the production interruption at Westwood.

•	Depreciation expense from continuing operations for 2015 was $260.9 million, up $55.9 million or 27% from the prior year. The increase was primarily the result of a full year of straight-line depreciation at Westwood compared to six months in 2014, higher production at Essakane and higher amortization of capitalized waste stripping. Depreciation expense for the fourth quarter 2015 was $63.9 million, up $6.9 million or 12% from the same prior year period primarily due to higher amortization of capitalized waste stripping.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•	Income tax expense for the year was $11.5 million, which was comprised of a current income tax expense of $30.4 million and a non-cash deferred tax recovery of $18.9 million. With losses from consolidated continuing operations prior to income taxes for the year, it would have been reasonable to expect an income tax benefit rather than an income tax expense. However, the Company has not recognized a tax benefit on losses generated by certain entities within the consolidated group given their recent history of losses which resulted in the criteria for the recognition of tax benefits not being met. This resulted in a lower non-cash deferred tax recovery being realized in the period than otherwise anticipated.

The impairment charge against the Westwood Mine recognized during the year resulted in a non-cash deferred tax recovery of $29.1 million for Quebec Mining Tax purposes. However, this was partially offset by the net non-cash deferred tax expense of $10.2 million which related primarily to the strengthening of the U.S. dollar which reduced the tax basis of mining assets in foreign jurisdictions.

•	Net loss from continuing operations attributable to equity holders for 2015 was $797.1 million or $2.04 per share, up $527.6 million or $1.32 per share from the prior year. The increase in loss was mainly due to lower revenues and higher cost of sales, as discussed above, and pre-tax impairment charges on Property, plant and equipment and Exploration and evaluation assets ($621.3 million). This was partially offset by lower income tax expense ($106.4 million), lower changes in estimates of asset retirement obligations for closed sites ($45.1 million), gain on the sale of the Diavik royalty asset ($43.5 million), higher share of net earnings from investments in associates and joint ventures ($35.9 million) and lower exploration expense ($12.0 million). Net loss from continuing operations attributable to equity holders for the fourth quarter 2015 was $675.9 million, up $527.2 million or 355% for the same prior year period. This increase in loss was mainly due to the reasons noted above.

•	Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for 2015 were $41.8 million including the gain on the sale of $39.0 million, down $20.9 million from the prior year due to the sale of Niobec in the first quarter 2015.

•	Net cash from operating activities including discontinued operations for 2015 was $26.0 million, down $286.2 million or 92% from the prior year. The decrease was mainly due to lower earnings from operations ($160.8 million), higher net settlement of derivatives including the early termination of derivative contracts ($122.2 million) and lower payables ($28.3 million), partially offset by lower income tax paid ($27.1 million).

•	Net cash from operating activities before changes in working capital[1] including discontinued operations for 2015 was $67.2 million ($0.17 per share1), down $250.1 million ($0.67 per share1) or 79% from the prior year. Net cash used in operating activities before changes in working capital[1] including discontinued operations for the fourth quarter 2015 was $68.1 million ($0.17 per share1), up $161.8 million ($0.42 per share1) or 173% from the same prior year period. Included in Net cash from (used in) operating activities before changes in working capital[1] including discontinued operations in the fourth quarter and year ended 2015 was the early termination of derivative contracts of $72.5 million.

•	Adjusted net loss including discontinued operations attributable to equity holders[1] for 2015 was $167.2 million ($0.43 per share1), down from adjusted net earnings of $32.8 million ($0.08 per share1) for the prior year. Adjusted net loss including discontinued operations attributable to equity holders[1] for the fourth quarter 2015 was $62.8 million ($0.16 per share1), down from adjusted net earnings of $10.2 million ($0.03 per share1) for the prior year.

OPERATIONS

•	Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for 2015 was 0.67, in-line with the Company’s target of 0.69 and 2014’s performance of 0.66.

•	Attributable gold production, inclusive of joint venture operations, for 2015 was 806,000 ounces, down 38,000 ounces from the prior year. The decrease was due to lower grades at Rosebel (38,000 ounces), lower production at Westwood following the production interruption in May 2015 (20,000 ounces), lower grades at Sadiola (15,000 ounces), closure of Mouska (12,000 ounces) and closure of Yatela (4,000 ounces), partially offset by record high production at Essakane (51,000 ounces) driven by higher grades. Attributable production, inclusive of joint venture operations, for the fourth quarter 2015, was down 42,000 ounces or 17% from the same prior year period mainly due to the reasons noted above, in addition to a work stoppage at Rosebel in December 2015.

•	Attributable gold sales, inclusive of joint venture operations, for 2015 were 808,000 ounces, which was higher than attributable gold production of 806,000 ounces primarily due to the draw-down of gold doré inventory at Westwood.

•	Total cash costs[1,3] for 2015 were $835 per ounce produced, down 2% from the prior year. The decrease was mainly due to higher production at Essakane, lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, partially offset by higher realized hedge and non-hedge derivative losses, lower grades at Rosebel and Sadiola, and lower production at Westwood. Total cash costs[1] for the fourth quarter 2015 were $825 per ounce produced, up 5% from the same prior year period, mainly due to lower production at Rosebel, partially offset by lower fuel prices and consumable costs, a stronger U.S. dollar and higher production at Essakane. Included in Total cash costs[1,3] in the fourth quarter and year ended 2015 were realized hedge and non-hedge derivative losses relating to 2015 of $58 and $55 per ounce produced (December 31, 2014 - $nil), respectively, as well as reductions of $39 and $35 per ounce produced to normalize costs following the production interruption at Westwood.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
[3]	Total cash costs excludes Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•	All-in sustaining costs[1] for 2015 were $1,118 per ounce sold, up 2% from the prior year primarily due to lower sales and higher sustaining capital, including the purchase of assets held under finance leases at Rosebel ($33 per ounce sold). All-in-sustaining costs[1] for the fourth quarter 2015 were $1,202 per ounce sold, up 18% from the same prior year period primarily due to higher cash costs and an increase in sustaining capital, including the purchase of assets held under finance leases at Rosebel ($123 per ounce sold). Included in All-in sustaining costs[1] in the fourth quarter and year ended 2015 were realized hedge and non-hedge derivative losses relating to 2015 of $59 and $63 per ounce sold (December 31, 2014 - $nil), respectively, as well as reductions of $36 and $35 per ounce sold to normalize costs following the production interruption at Westwood.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2015	December 31, 2014
Cash and cash equivalents, and restricted cash	$548.0	$158.5
Gold bullion
at market value	$143.3	$162.5
at cost	$97.4	$96.9
Total assets	$3,251.4	$4,222.8
Long-term debt	$628.1	$641.7
Available credit facility	$430.0	$500.0

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	$283.5	$239.5	$971.6	$892.9
Earnings (loss) from operations[1]	$(45.3)	$33.0	$(54.6)	$115.0

Net loss including discontinued operations attributable to equity holders of IAMGOLD	$(675.9)	$(122.0)	$(755.3)	$(206.8)
Net loss including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(1.73)	$(0.32)	$(1.93)	$(0.55)

Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(62.8)	$10.2	$(167.2)	$32.8
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.16)	$0.03	$(0.43)	$0.08

Net cash from (used in) operating activities including discontinued operations[2]	$(45.5)	$72.0	$26.0	$312.2
Net cash from (used in) operating activities before changes in working capital including discontinued operations[1,2]	$(68.1)	$93.7	$67.2	$317.3
Net cash from (used in) operating activities before changes in working capital including discontinued operations ($/share)[1]	$(0.17)	$0.25	$0.17	$0.84

Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$26.7	$41.8	$62.7
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.07	$0.11	$0.17

Key Operating Statistics
Gold sales – attributable (000s oz)	219	234	808	835
Gold production – attributable[3] (000s oz)	199	241	806	834

Average realized gold price[1] ($/oz)	$1,101	$1,201	$1,158	$1,259
Total cash costs[1,3] ($/oz)	$825	$788	$835	$848
Gold margin[1] ($/oz)	$276	$413	$323	$411

All-in sustaining costs[1] ($/oz)	$1,202	$1,021	$1,118	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Includes the impact of the early termination of derivative contracts in the fourth quarter and year ended 2015 of $72.5 million.
[3]	Attributable gold production and Total cash costs exclude Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

RESERVES AND RESOURCES

Effective at December 31, 2015, the Company reduced its gold price per ounce assumption for estimating mineral reserves by $100, as compared to 2014, to $1,200 in line with current industry trends and business practices.

IAMGOLD’s Share	2015	2014
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	7,690	8,608
Total measured and indicated mineral resources[1,2]	23,482	21,412
Total inferred resources	6,733	7,018

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2015		2014
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,198	[1]	1,263	[3]
Gold measured and indicated resources ($/oz)	1,478	[2]	1,510	[4]

Foreign exchange rate (C$/US$)	1.15		1.10

[1]	Mineral reserves have been estimated at December 31, 2015 using a gold price of $1,200 per ounce for Rosebel, Westwood and Essakane and $1,190 per ounce for Sadiola.
[2]	Mineral resources have been estimated at December 31, 2015, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Pitangui project, Essakane and Rosebel and $1,400 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for Westwood.
[3]	Mineral reserves have been estimated at December 31, 2014 using a gold price of $1,300 per ounce for Rosebel, Westwood and Essakane and $1,100 per ounce for Sadiola.
[4]	Mineral resources have been estimated at December 31, 2014, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Pitangui project, Essakane, and Rosebel, and $1,600 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for Westwood.

Total attributable proven and probable gold reserves decreased by 11% from 8.6 million ounces of gold at the end of 2014 to 7.7 million ounces at the end of 2015. The decrease of 918,000 ounces was primarily due to depletion as the Company’s attributable gold production for 2015 was 806,000 ounces. Other significant factors that contributed to the revised reserve estimation include:

•	The positive impact of changes in the economic parameters at Essakane (337,000 ounces),

•	A lower gold price assumption for reserves at the Company’s owned and operated mines of $1,200 per ounce at December 31, 2015 compared to $1,300 at December 31, 2014 (294,000 ounces),

•	At Westwood, the conversion of 213,000 ounces of resources to reserves, offset by a refinement of the reserve model that resulted from additional infill drilling and modeling, and

•	At Sadiola, the Company’s joint venture in Mali, the conversion of 211,000 ounces of resources to reserves, as well as an increase in the gold price assumption to $1,190 per ounce at December 31, 2015 compared to $1,100 at December 31, 2014.

Total attributable measured and indicated gold resources (inclusive of reserves) increased at all sites and overall by 10% or 2.1 million ounces to 23.5 million ounces of gold at the end of 2015. There was no change in the $1,500 per ounce gold price assumption for resources at the Company’s owned and operated mines. The key contributors included:

•	At Rosebel, a positive change in the economic parameters,

•	At Essakane, cost improvements that qualified more ounces for inclusion in the resource model and the discovery of more ounces at the Falagountou deposit,

•	At both the Côté Gold and Boto Gold projects, additional drilling and modeling identified more indicated resources, and

•	At Sadiola, a positive change in the economic parameters partially offset by the lower gold price assumption for resources of $1,400 per ounce in 2015 compared to $1,600 in the prior year.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

OUTLOOK

IAMGOLD Full Year Attributable Guidance[3]	2016
Rosebel (000s oz)	285 - 295
Essakane (000s oz)	365 - 375
Westwood (000s oz)	50 - 60

Total owner-operated production (000s oz)	700 - 730
Joint ventures (000s oz)	70

Total attributable production (000s oz)	770 - 800

Total cash costs[1] - owner-operator ($/oz)	$775 - $815
Total cash costs[1,2] ($/oz)	$775 - $815

All-in sustaining costs[1] - owner-operator ($/oz)	$1,000 - $1,100
All-in sustaining costs[1,2] ($/oz)	$1,000 - $1,100

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Consists of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.
[3]	The outlook is based on 2015 fourth quarter assumptions with an average realized gold price of $1,150 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S.$/€ exchange rate of 1.10 and average crude oil price of $63 per barrel.

GOLD PRODUCTION AND CASH COSTS

The Company expects 2016 attributable gold production to be in the range of 770,000 to 800,000 ounces. In 2016, the focus at Westwood will be on underground development to expand the number of mining areas and on remedial work related to last year’s production interruption. Westwood’s production for 2016 is expected to be between 50,000 and 60,000 ounces. Throughout 2016, the mill will operate on a reduced schedule due to the low level of mining, with a ramp-up to full capacity over the next four years. At Rosebel, production is expected to be slightly higher than in 2015 as higher grades are partially offset by lower throughput as the mill processes harder ore. The expected decrease in production at Essakane reflects a decrease in grades, partially offset by higher throughput. The joint ventures are expected to produce 70,000 ounces. There will be some quarterly variation in production, with Rosebel and Essakane expected to be higher in the second half of the year.

Total cash costs1 for 2016 are expected to be in the range of $775 to $815 per ounce and total all-in sustaining costs1 are expected to be in the range of $1,000 to $1,100 per ounce. The Company is expecting to sustain cost reductions achieved in 2015 and will continue to focus on a number of additional cost reduction initiatives. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the previous table. However, the growing proportion of harder ore at Rosebel and Essakane is expected to exert greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents, blasting and grinding media.

ROSEBEL

The Company expects mining activity and ore mined in 2016 to decrease relative to 2015 as a result of mine sequencing. In an effort to optimize mining capacity and reduce costs, the Company plans to reduce cycle times through enhanced dispatching and road optimization, decrease costs by increasing mine bench heights and to continue to improve grade control and reduce dilution through the use of reverse-circulation drilling. Mill throughput in 2016 is expected to decrease relative to 2015 as the proportion of hard rock milled continues to increase. The decrease in throughput will be offset by grade improvements and Rosebel expects attributable production in 2016 to be in the range of 285,000 to 295,000 ounces. To manage the increasing proportion of hard rock, Rosebel plans to increase capacity for processing hard rock through a number of initiatives such as changing the configuration of mill liners, changing grinding media size and the continued use of engineered stockpiles. In addition, Rosebel also plans to reduce costs through optimization of the elution, gravity and acid wash circuits and the carbon-in-leach configuration. In 2016, the site will install a permanent secondary crusher which, when commissioned at the end of 2016, will aid in mitigating the impact of a higher proportion of hard rock being processed in future years.

ESSAKANE

The Company expects another strong year at Essakane and anticipates attributable production in 2016 in the range of 365,000 to 375,000 ounces. Mining tonnage is expected to be higher with a full year of mining at Falagountou. Building on operational enhancement initiatives in 2015, Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock. The site will undertake initiatives to decrease explosives consumption, install an intensive leach reactor for the gravity circuit, investigate oxygen injection to the carbon-in-leach tanks to improve gold recovery, automate cyanide injection to enhance circuit stability and continue to look for opportunities to decrease fuel consumption and increase power plant efficiencies. The site will also commission a carbon fines incinerator at site which coincides with the Company’s working capital initiatives.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

WESTWOOD

The Company expects production at Westwood in 2016 to be in the range of 50,000 to 60,000 ounces. Following the production interruption in 2015 and based on the revised life-of-mine plan, 2016 efforts will be focused on underground development to expand the number of mining areas, remedial work in the affected zones and development activities providing access to production blocks for future years. Throughout 2016, the mill will operate on a reduced schedule due to the low level of mining, with ramp-up to full capacity over the next four years. The Company plans to undertake approximately 22 km of lateral development and 2 km of vertical development in 2016. Cost improvement initiatives are focused on improving development productivity.

DEPRECIATION EXPENSE

Depreciation expense is expected to increase in 2016 relative to 2015 as a result of lower reserves and higher amortization of capitalized waste stripping at Rosebel, and the timing of capital additions partially offset by higher reserves at Essakane. Depreciation expense is expected to be in the range of $260 to $270 million.

INCOME TAXES

The Company expects to pay cash taxes in the range of $15 million to $20 million in 2016. In addition, adjustments to deferred tax assets and/or liabilities may also be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK1

The Company is budgeting capital expenditures of $250 million ± 10% in 2016 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$50	$15	$65
Essakane	85	—	85
Westwood	15	65	80

	150	80	230
Corporate and development projects	—	10	10

Total owner-operator	150	90	240
Joint venture - Sadiola	5	5	10

Total (±10%)	$155	$95	$250

[1]	Capitalized borrowing costs are not included. The Company expects capitalized borrowing costs to be in the range of $20 to $25 million in 2016.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Monetary policy divergence continues to be a dominant theme affecting markets across all asset classes. The U.S. Federal Reserve embarked on a tightening path in late 2015 while other major economies such as China, Canada, countries in Europe, and Japan are all expected to adopt a much looser monetary stance through 2016. These monetary policy dynamics may have an indirect impact on gold prices, interest rates and exchange rates. Market events and conditions may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

In 2015 gold traded between $1,046 and $1,308 per ounce. The price trend for gold was generally weak as investors weighed in on the prospects of the U.S. Federal Reserve continuing to raise interest rates in 2016. Though geopolitical developments and heightened uncertainties in 2015 periodically boosted the price of gold, prices did not stay firm for long. Market participants also believe that the U.S. economy will continue to outperform and the U.S. dollar to stay firm. These expectations will influence the price of gold. A strong U.S. dollar usually dims the prospects of gold.

The market price of gold is a significant driver of the Company’s financial performance. In 2015, the Company sold gold at an average price of $1,158 per ounce, just below the average market price of $1,160 per ounce. Gold has been falling steadily from its 2015 peak of $1,308. As a result, the Company continues to reassess the economics of its capital investments.

	Years ended December 31,
	2015	2014
Average market gold price ($/oz)	$1,160	$1,266
Average realized gold price[1] ($/oz)	$1,158	$1,259
Closing market gold price ($/oz)	$1,060	$1,206

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company’s revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The U.S. dollar continued to rally against the Canadian dollar in 2015, from an already sharp move made in the second half of 2014. The U.S. dollar strength was attributed to expectation of continued U.S. Federal Reserve rate hikes and cuts to interest rates by the Bank of Canada. In addition, Canada’s current account trend is deteriorating. Weak oil prices are a contributing factor. Petroleum exports accounted for about 19% of all Canadian exports and Canada is the world’s sixth largest oil producer. Continued weakness in oil will, therefore, have a dampening effect on the health of the economy and the Canadian dollar’s prospects. The European Central Bank is still at the early stages of its quantitative easing program. This has the same effect as an accommodating monetary policy. Though the Euro has not depreciated as much as the Canadian dollar has against the U.S. dollar, its economic performance also suggests that the outlook for the Euro is not favourable.

In 2015, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.2790 and $1.1102, respectively. The Company is forecasting exposures of approximately C$300 million and €275 million for 2016. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risks section for more information.

In 2015, the average price of West Texas Intermediate (“WTI”) crude oil was $48.76 per barrel. Oversupply kept prices at depressed levels. The International Energy Agency (“IEA”) forecast supply of oil to be 97 mb/d (million barrels per day) in 2016. Demand is estimated to be 96 mb/d. At the current pace of disequilibrium, this works out to be 36 billion barrels a year. It is more likely that the pressure of supply is going to be stronger than the pressure of demand. Market participants are not expecting a sharp turnaround in oil prices in the near term.

The Company expects its fuel consumption for 2016 to be the equivalent of approximately 1.2 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risk section for more information.

	Years ended December 31,
	2015	2014
Average rates
Canadian$ / U.S.$	1.2790	1.1044
U.S.$ / €	1.1102	1.3284

Closing rates
Canadian$ / U.S.$	1.3839	1.1601
U.S.$ / €	1.0862	1.2101
Average Brent price ($/barrel)	$54	$99
Closing Brent price ($/barrel)	$37	$57
Average WTI price ($/barrel)	$49	$93
Closing WTI price ($/barrel)	$37	$53

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2016 production levels:

	Change of	Annualized impact on Total Cash Costs[1] by $/oz	Annualized impact on All-in Sustaining Costs[1] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$15/oz
Canadian$ / U.S.$	$0.10	$7/oz	$13/oz
U.S.$ / €	$0.10	$18/oz	$21/oz

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs, consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

ANNUAL UPDATES

OPERATIONS

The table below presents the gold production attributable to the Company, the total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	70	94	$812	$678	$1,420	$916
Essakane (90%)	98	89	802	828	1,024	955
Westwood (100%)	13	35	995	845	1,265	1,119

	181	218	820	766	1,218	1,001

Joint ventures
Sadiola (41%)	16	20	866	931	1,010	1,100
Yatela (40%)	2	3	998	1,532	1,386	1,954

	18	23	877	995	1,043	1,199

Total operations	199	241	$825	$788	$1,202	$1,021

Cash costs, excluding royalties			771	738
Royalties			54	50

Total cash costs[1]			$825	$788

All-in sustaining costs[1]					$1,202	$1,021

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Years ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	287	325	$849	$804	$1,165	$1,045
Essakane (90%)	383	332	808	852	1,010	1,060
Westwood (100%)[3]	60	82	1,001	768	1,292	955

	730	739	840	822	1,145	1,090

Joint ventures
Sadiola (41%)	69	84	769	985	839	1,083
Yatela (40%)	7	11	974	1,590	1,104	1,929

	76	95	787	1,055	862	1,182

Total commercial operations	806	834	$835	$848	$1,118	$1,101

Westwood (100%)	—	10	—	—	—	—

Total operations	806	844	$835	$848	$1,118	$1,101

Cash costs, excluding royalties			784	790
Royalties			51	58

Total cash costs[1,2]			$835	$848

All-in sustaining costs[1]					$1,118	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[2]	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.
[3]	Amounts for 2014 include the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended December 31,		Years ended December 31,		Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
Owner-operator	199	210	732	739	$1,100	$1,201	$1,158	$1,258
Joint ventures	20	24	76	96	1,112	1,197	1,165	1,263

	219	234	808	835	$1,101	$1,201	$1,158	$1,259

[1]	Includes Rosebel and Essakane at 95% and 90%, respectively.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CAPITAL EXPENDITURES1

Continuing operations	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Sustaining
Rosebel[2,3,7]	$39.1	$11.5	$82.6	$58.9
Essakane[2,4]	17.7	9.9	60.4	54.6
Westwood	1.2	8.9	17.6	16.6

Total gold segments	58.0	30.3	160.6	130.1
Corporate and other	0.2	—	0.6	1.8

Total capital expenditures	58.2	30.3	161.2	131.9
Joint ventures[6]	3.0	2.3	4.8	4.1

	$61.2	$32.6	$166.0	$136.0

Development/Expansion (Non-sustaining)
Rosebel	$1.6	$6.3	$4.8	$20.7
Essakane	0.7	—	6.3	32.7
Westwood[5]	18.5	9.6	54.5	73.9

Total gold segments	20.8	15.9	65.6	127.3
Corporate and other	2.5	—	2.5	—
Côté Gold	0.6	2.7	5.2	10.9

Total capital expenditures	23.9	18.6	73.3	138.2
Joint ventures	1.4	1.5	4.3	6.8

	$25.3	$20.1	$77.6	$145.0

Total
Rosebel	$40.7	$17.8	$87.4	$79.6
Essakane	18.4	9.9	66.7	87.3
Westwood	19.7	18.5	72.1	90.5

Total gold segments	78.8	46.2	226.2	257.4
Corporate and other	2.7	—	3.1	1.8
Côté Gold	0.6	2.7	5.2	10.9

Total capital expenditures	82.1	48.9	234.5	270.1
Joint ventures	4.4	3.8	9.1	10.9

	$86.5	$52.7	$243.6	$281.0

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.
[2]	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the fourth quarter 2015 were $37.2 million and $16.0 million, respectively, and for the year ended December 31, 2015 were $78.5 million and $54.4 million, respectively.
[3]	Includes capitalized stripping at Rosebel for the fourth quarter and year ended December 31, 2015 of $0.3 million and $13.1 million, respectively.
[4]	Includes capitalized stripping at Essakane for the fourth quarter and year ended December 31, 2015 of $4.8 million and $20.6 million, respectively.
[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.
[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).
[7]	Includes the impact of purchase of assets held under finance leases at Rosebel for the fourth quarter and year ended December 31, 2015 of $28.3 million.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,933	4,112	14,080	13,851
Waste mined (000s t)	10,980	11,896	49,432	49,215
Total material mined (000s t)	14,913	16,008	63,512	63,066
Strip ratio[1]	2.8	2.9	3.5	3.6
Ore milled (000s t)	2,993	3,341	12,291	13,050
Head grade (g/t)	0.79	0.96	0.80	0.86
Recovery (%)	95	96	95	95
Gold production - (000s oz)	73	99	302	342
Attributable gold production - 95% (000s oz)	70	94	287	325
Gold sales - (000s oz)	74	96	301	349

Performance measures
Average realized gold price[2] ($/oz)	$1,102	$1,200	$1,163	$1,256
All-in sustaining costs[2] ($/oz)	$1,420	$916	$1,165	$1,045
Cash costs[2] excluding royalties ($/oz)	$752	$613	$785	$732
Royalties ($/oz)	$60	$65	$64	$72
Total cash costs[2] ($/oz)	$812	$678	$849	$804

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter and year ended 2015 was 26% and 12% lower than the same prior year periods due to lower mill throughput and lower grades. Mill throughput during the quarter was impacted by an 11 day work stoppage in December. In addition, the quarter and the year were also lower as a result of the decreased proportion of soft rock. Gold grades for the quarter and the year were 18% and 7% lower than the same prior year periods as a result of pit sequencing.

Total cash costs per ounce produced were $812 and $849 in the fourth quarter and the year ended 2015, respectively. The increase of 20% and 6% compared to the same prior year periods was due to lower production, higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices.

All-in sustaining costs per ounce sold were $1,420 and $1,165 in the fourth quarter and year ended 2015, respectively. The increase of 55% and 11% compared to the same prior year periods was primarily due to the purchase of assets held under finance leases and higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices during the fourth quarter 2015. Excluding the impact of lease extinguishment ($382 and $94 per ounce sold for the fourth quarter and year ended 2015) and the realized hedge and non-hedge derivative losses relating to 2015 ($58 and $46 per ounce sold for the fourth quarter and year ended 2015), all-in sustaining costs were $980 and $1,025 per ounce sold for the fourth quarter and year ended 2015, respectively.

During 2015, sustaining capital expenditures of $82.6 million included purchases of assets held under finance leases of $28.3 million, capital spares of $13.8 million, mine equipment of $13.3 million, capitalized stripping costs of $13.1 million, pit infrastructure development of $3.3 million, resource development of $2.2 million, and various other sustaining capital expenditures of $8.6 million. Non-sustaining capital expenditures of $4.8 million were primarily related to the expansion of the tailings facility and a tailings pump upgrade. During the fourth quarter 2015, sustaining capital expenditures of $39.1 million included purchases of assets held under finance leases of $28.3 million, capital spares of $5.1 million, mine equipment of $2.5 million, and various other sustaining capital expenditures of $3.2 million. Non-sustaining capital expenditures of $1.6 million were primarily related to the expansion of the tailings facility and a tailings pump upgrade.

Outlook

Rosebel’s attributable production in 2016 is expected to be between 285,000 and 295,000 ounces which is similar to 2015 production. Capital expenditures are expected to be approximately $65 million, comprised of $50 million of sustaining and $15 million of non-sustaining capital. Sustaining capital of $50 million includes capital spares ($21 million), capitalized stripping ($14 million), mill equipment ($4 million), tailings dam raise ($4 million), pit infrastructure development ($3 million) and other sustaining capital ($4 million). Non-sustaining capital of $15 million is mainly for a secondary crusher installation ($14 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,007	2,955	11,519	12,580
Waste mined (000s t)	9,613	9,129	37,368	34,118
Total material mined (000s t)	12,620	12,084	48,887	46,698
Strip ratio[1]	3.2	3.1	3.2	2.7
Ore milled (000s t)	3,132	2,596	11,716	11,897
Head grade (g/t)	1.18	1.28	1.24	1.08
Recovery (%)	93	92	92	91
Gold production - (000s oz)	109	99	426	369
Attributable gold production - 90% (000s oz)	98	89	383	332
Gold sales - (000s oz)	133	98	424	363

Performance measures
Average realized gold price[2] ($/oz)	$1,101	$1,200	$1,149	$1,261
All-in sustaining costs[2] ($/oz)	$1,024	$955	$1,010	$1,060
Cash costs[2] excluding royalties ($/oz)	$748	$781	$762	$799
Royalties ($/oz)	$54	$47	$46	$53
Total cash costs[2] ($/oz)	$802	$828	$808	$852

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter 2015 was 10% higher than the same prior year period due to higher mill throughput partially offset by lower grades. Mill throughput was higher than the same prior year period as the proportion of soft rock milled increased to 20% in the current quarter compared to 18% in the same prior year period. Essakane had a record production year in 2015 as the expanded mill continued to be optimized and processed higher grade hard ore at improved recoveries.

Total cash costs per ounce produced in the fourth quarter and year ended 2015 were 3% and 5% lower compared to the same prior year periods, respectively, due to record high production combined with lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by the impact of higher realized hedge and non-hedge derivative losses relating to 2015.

All-in sustaining costs per ounce sold during the fourth quarter were 7% higher compared to the same prior year period primarily due to higher sustaining capital expenditures, the impact of higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by the increase in gold sales, lower fuel prices and a stronger U.S. dollar relative to the Euro. All-in sustaining costs per ounce sold for the year 2015 were 5% lower than the prior year due to higher gold sales combined with lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by higher realized hedge and non-hedge derivative losses relating to 2015 and higher sustaining capital expenditures.

During 2015, sustaining capital expenditures of $60.4 million included capitalized stripping costs of $20.6 million, capital spares of $11.3 million, mine equipment of $10.2 million, resource development of $4.4 million, development costs related to the Falagountou Pit of $3.1 million, power generator overhaul of $2.5 million, capitalized realized hedge and non-hedge derivative losses of $1.5 million and various other sustaining capital expenditures of $6.8 million. Non-sustaining capital expenditures of $6.3 million were primarily related to the river diversion and village relocation project. During the fourth quarter 2015, sustaining capital expenditures of $17.7 million included capitalized stripping costs of $4.8 million, capital spares of $4.8 million, mine equipment of $3.1 million, resource development of $1.3 million and various other sustaining capital expenditures of $3.7 million. Non-sustaining capital expenditures of $0.7 million were primarily related to the river diversion and village relocation project.

Outlook

Essakane’s attributable production in 2016 is expected to be between 365,000 and 375,000 ounces which is marginally lower than 2015 production due to expected lower grades. Capital expenditures are expected to be approximately $85 million, consisting of sustaining capital only which includes capitalized stripping ($43 million), capital spares ($12 million), mobile equipment ($9 million), mill equipment and maintenance ($7 million), tailings liners ($5 million), resource development ($2 million) and other sustaining capital ($7 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	69	132	295	327
Ore milled (000s t)	147	140	375	328
Head grade (g/t)	3.11	8.12	5.26	7.98
Recovery (%)	91	96	95	95
Pre-commercial gold production - (000s oz)	—	—	—	10
Pre-commercial gold sales - (000s oz)	—	—	—	11
Commercial gold production - (000s oz)	13	35	60	70
Commercial gold sales - (000s oz)	10	31	65	65

Performance measures
Average realized gold price[1] ($/oz)	$1,063	1,206	$1,190	1,237
All-in sustaining costs[1] ($/oz)	$1,265	1,119	$1,292	1,031
Total cash costs[1] ($/oz)	$995	845	$1,001	822

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter and year ended 2015 was 13,000 and 60,000 ounces, respectively, compared to 35,000 and 70,000 ounces in the same prior year periods. Production was lower than the prior year as a result of the production interruption in May 2015 following the seismic event. Subsequent to the production interruption, the Company carried out a thorough review to investigate the cause of the seismic event, and to develop the plan forward. During this review, mining activity outside of the affected zone was undertaken at a moderate pace until an understanding of the original event was improved which further contributed to lower production in 2015 compared to the same prior year periods. Many mining employees were diverted from stoping activities to development activities.

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the fourth quarter were $995 and $1,265, respectively. For the year ended 2015, total cash costs per ounce produced and all-in sustaining costs per ounce sold were $1,001 and $1,292, respectively. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the fourth quarter and year ended 2015 by $7.8 million and $28.2 million, respectively, to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company has made a similar adjustment to total cash costs for the fourth quarter and year ended 2015 which were reduced by $586 and $471 per ounce produced, and all-in sustaining costs were reduced by $826 and $436 per ounce sold, respectively.

During 2015, sustaining capital expenditures of $17.6 million included capitalized development of $10.8 million, underground equipment of $4.4 million, and resource development drilling of $2.4 million. Non-sustaining capital expenditures of $54.5 million included expansion/ramp-up development of $53.3 million and mobile equipment of $1.2 million. During the fourth quarter 2015, sustaining capital expenditures of $1.2 million included capitalized development of $0.4 million, underground equipment of $0.4 million and resource development of $0.4 million. Non-sustaining capital expenditures of $18.5 million included expansion/ramp-up development of $18.3 million and mobile equipment of $0.2 million.

The Company expects to continue normalizing all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.

Outlook

Westwood’s gold production is expected to be between 50,000 to 60,000 ounces in 2016. Capital expenditures are expected to be approximately $80 million, consisting of $15 million in sustaining and $65 million in non-sustaining capital. Sustaining capital of $15 million includes capitalized development ($8 million), underground equipment ($4 million) and development drilling ($3 million). Non-sustaining capital of $65 million includes expansion/ramp-up development ($60 million) and mobile and underground equipment ($5 million).

Canada - Mouska mine

There was no production from Mouska during 2015 as mining and milling operations ceased in 2014 when the mine reached its end-of-life. During 2014, Mouska produced 12,000 ounces and sold 16,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine operating statistics
Total material mined (000s t)	1,810	1,082	6,389	5,044
Ore milled (000s t)	561	564	2,075	2,061
Head grade (g/t)	0.96	1.25	1.10	1.32
Recovery (%)	93	93	94	93
Attributable gold production - (000s oz)	16	20	69	84
Attributable gold sales - (000s oz)	18	21	69	85

Performance measures
Average realized gold price[1] ($/oz)	$1,112	$1,197	$1,165	$1,263
All-in sustaining costs[1] ($/oz)	$1,010	$1,100	$839	$1,083
Total cash costs[1] ($/oz)	$866	$931	$769	$985

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2015 of 16,000 and 69,000 ounces, respectively, was 20% and 18% lower compared to the same prior year periods due to lower grades.

Total cash costs per ounce produced for the fourth quarter and year ended 2015 were 7% and 22% lower, respectively, compared to the same prior year periods mainly due to lower fuel and consumable prices and favorable foreign exchange rates.

All-in sustaining costs per ounce sold in the fourth quarter and year ended 2015 were 8% and 23% lower, respectively, compared to the same prior year periods primarily due to lower cash costs, partially offset by higher sustaining capital.

Following positive results from the reverse circulation drilling program testing, the Company increased the year-end reserves and resources estimate for Sadiola. The current assessment indicates an extension of the mining and milling of oxides into early 2018. The Company continues to update the feasibility study on the sulphide expansion project and with its partner, AngloGold Ashanti, to look at options to extend the life of the mine.

Mali – Yatela Mine (IAMGOLD interest – 40%)

The Yatela mine produced and sold 2,000 ounces in the fourth quarter 2015, consistent with the same prior year period. During the year ended 2015 the mine produced and sold 7,000 ounces, compared to 11,000 in 2014. Stacking activity ceased in 2014 and closure activities continue. Mining gold production continues from rinsing of the leach pads.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.

In 2015, expenditures for exploration and project studies totaled $48.5 million, of which $30.7 million was expensed and $17.8 million was capitalized. The decrease of $20.4 million in total exploration expenditures reflects continued expenditure reduction initiatives and re-prioritizing of planned expenditures compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 240,500 metres for the year.

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Exploration projects - greenfield	$6.3	$11.9	$23.1	$34.6
Exploration projects - brownfield[1]	4.6	4.5	17.2	22.0

	10.9	16.4	40.3	56.6
Feasibility and other studies	1.4	3.4	8.2	12.3

	$12.3	$19.8	$48.5	$68.9

[1]	Exploration projects - brownfield for 2015 and 2014 exclude expenditures related to joint ventures of $0.3 million and $0.9 million, respectively, and includes near-mine exploration and resource development of $9.4 million and $14.7 million, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

OUTLOOK - 2016

In 2016, planned program spending will total $47 million, comprised of brownfield and the greenfield exploration programs and ongoing project studies. Brownfield programs will focus on the discovery and delineation of soft oxide resources at Rosebel and Essakane, and resource conversion at Westwood. Greenfield programs will continue to delineate resource ounces at advanced exploration projects at Boto in Senegal, Siribaya in Mali and Pitangui in Brazil as well as focusing on the discovery of new ounces at other select projects. Ongoing project studies totaling $13 million will focus on the Côté Gold project in Ontario, the Boto Gold project in Senegal and on the Pitangui project in Brazil.

The Exploration 2016 outlook of $34.0 million, excluding project studies, is lower by $6.3 million compared to the 2015 full year exploration due to overall reduced program spending. The 2016 resource development and exploration program includes approximately 170,000 to 190,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$18	$18
Exploration projects - brownfield[1]	8	8	16

	8	26	34
Feasibility and other studies	10	3	13

	$18	$29	$47

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $8.0 million.
[2]	The capitalized portion of the 2016 planned spending of $18 million is included in the Company’s capital spending guidance of $250 million ± 10%.

CÔTÉ GOLD PROJECT, CANADA

During the first quarter 2014 an internal study was completed recommending a budget of $25.1 million which was approved by the Board of the Company to perform a feasibility study, and which is anticipated to be completed in 2017.

The Company continued to advance the feasibility study by conducting permitting activities and technical studies during the year. Study and permitting related expenditures in 2015 totaled $5.6 million.

The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.

During the year, work continued with the integration of assay and logging data from the nearly 5,200 metres of delineation diamond drilling completed earlier in 2015 as well as from the re-logging program of historical drill holes. The additional information was used to complete a data geostatistical study and finalize parameters to support an updated resource estimate. As at December 31, 2015, reported resources include indicated resources of 289.2 million tonnes grading 0.9 g/ t Au for 8.4 million contained ounces and inferred resources of 66.9 million tonnes grading 0.6 g/ t Au for 1.2 million contained ounces.

Regional exploration activities continued throughout the year to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit in advance of a planned drilling campaign. In the fourth quarter 2015, approximately 12,850 metres of diamond drilling was completed on prioritized targets. The results will be validated and compiled as they are received to guide future exploration.

The Company completed a review of the Côté Gold project in the fourth quarter 2015 and determined that the carrying amount of the asset was unlikely to be recovered in full from successful development or by sale. The Company has taken a $400.0 million impairment charge against the asset. Given the current and foreseeable economic environment, the Company has no definitive plans to develop the project at this time. The Company will, however, continue to seek ways to de-risk and to increase the value of the project through the advancement of the feasibility study and through completion of the ongoing environmental assessments. Additional technical studies and ongoing regional exploration will further maximize the Company’s flexibility with respect to any future development decisions.

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2015 at the Rosebel, Essakane and Westwood operations.

Rosebel, Suriname

During the year, nearly 29,000 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 19,100 metres of exploration, 6,400 metres of resource development, and 3,500 metres of condemnation. In the fourth quarter, drilling activities totaled nearly 10,600 metres largely directed at resource development and evaluating exploration targets. The results will be validated and assessed as they are received and will be used to guide future exploration drilling programs and incorporated into updated resource models where applicable.

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer, near surface saprolite and transition rocks.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Essakane, Burkina Faso

On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located approximately 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31, 2014 resource and reserve estimate. The indicated resource at Falagountou increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 g/t Au. These resources have been consolidated as part of the updated year end reserve and resource statement for the Essakane operation.

In 2015, in excess of 46,800 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions, including approximately 11,400 metres of drilling completed in the fourth quarter focused on resource development and expansion in areas immediately north and south of the main Essakane pit, as well as infill drilling at Falagountou. The results received to date are considered encouraging.

On the surrounding exploration concessions, the results of geological mapping, geochemical sampling and drilling programs completed during the year are being compiled and assessed and will be used to guide future exploration. To date, several priority targets have been identified for further work.

Westwood, Canada

In the fourth quarter 2015, underground excavation totaled just over 1,700 metres of lateral and vertical development for a total of 18,367 metres for the year. In addition, approximately 19,000 metres of underground resource development diamond drilling and nearly 500 metres of service holes were drilled during the quarter for a total of nearly 79,300 metres drilled for the year. The diamond drill program continues to focus on infill drilling to upgrade existing inferred mineral resources to the indicated mineral category and ongoing definition drilling on ore zones scheduled to be mined.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company conducted active drilling programs on a number of early to advanced stage greenfield exploration projects throughout 2015. Highlights include:

Boto, Senegal

In 2015, the Company completed approximately 14,400 metres of diamond drilling as part of a 50 by 50 metre infill program, principally on the Malikoundi deposit. All drilling results were incorporated into a revised geological model to support an updated resource estimate. Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (refer to news release dated February 17, 2016).

During the fourth quarter, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.

Siribaya Joint Venture, Mali

The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. (“Merrex”). During the year, the Company completed just over 18,500 metres of reverse circulation and diamond drilling as part of a delineation drilling program on the newly discovered Diakha prospect. During the fourth quarter, all results were incorporated into a geological model to support the estimation of an NI 43-101 compliant mineral resource commissioned for the project. Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 contained ounces; and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.09 million contained ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 contained ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016). Preliminary metallurgical test work has confirmed that favourable recoveries exceeding 90% can be expected with conventional mineral processing.

The Diakha deposit remains open in all directions and further exploration is planned in 2016 to continue to expand and upgrade the resource.

Pitangui, Brazil

In 2015, just over 12,800 metres of diamond drilling was completed as part of the ongoing resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião deposit. Drilling was also started to begin testing various electromagnetic (“EM”) anomalies identified on the property from the airborne EM survey completed in 2014. These EM anomalies bear similarities to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets.

During the fourth quarter, all drilling results were incorporated into an updated geological model to support an updated resource estimate. Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 contained ounces (see news release February 17, 2016).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Monster Lake, Canada

The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, the Company and TomaGold amended the option agreement to allow the Company to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment.

During the year, just over 11,700 metres of diamond drilling was completed, including 3,000 metres completed in the fourth quarter, targeting the Megane-325 zone as well as priority target areas identified from the summer field programs. The drill results will be validated and assessed as they are received to guide future exploration programs.

Eastern Borosi Joint Venture, Nicaragua

The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.

During 2015, just over 5,900 metres of diamond drilling was completed to drill test selected gold-silver vein systems. Encouraging assay results were reported by Calibre throughout the year from a number of vein systems tested, including: 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag from drill hole BL15-015, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag from drill hole BL15-017, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag from drill hole BL15-018 and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag from drill hole BL15-023 (refer to Calibre news releases dated July 20, 2015).

The results of the 2015 program are being compiled and assessed to aid in the planning of the 2016 exploration program.

QUARTERLY FINANCIAL REVIEW

	2015				2014
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$238.2	$207.6	$226.5	$244.7	$272.5	$286.7	$231.4	$217.3
Net loss from continuing operations[1,2]	$(677.5)	$(84.9)	$(20.3)	$(12.6)	$(147.8)	$(79.3)	$(21.4)	$(13.1)
Net earnings from discontinued operations	$—	$1.2	$—	$40.6	$26.7	$12.0	$6.2	$17.8

Net earnings (loss)	$(677.5)	$(83.7)	$(20.3)	$28.0	$(121.1)	$(67.3)	$(15.2)	$4.7

Net earnings (loss) attributable to equity holders of IAMGOLD	$(675.9)	$(83.8)	$(19.7)	$24.1	$(122.0)	$(72.5)	$(16.0)	$3.7

Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$(1.73)	$(0.21)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.
[2]	In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.1 million on non-hedge derivatives.

FINANCIAL CONDITION

IMPAIRMENT

The carrying amounts of the Company’s non-current assets, including Property, plant and equipment, and Exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of potential impairment.

In the fourth quarter 2015, the Company identified the following indications of impairment relating to the assets below:

•	Property, plant and equipment - the carrying amount of the Company’s net assets exceeded its market capitalization which, together with the annual update to the Company’s life of mine (“LOM”) plans and mineral reserves and resources and a $100 per ounce decline in the Company’s long-term gold price assumption, represents an indication of impairment.

•	Exploration and evaluation assets - sufficient data existed to indicate that the carrying amount of the Côté gold project was unlikely to be recovered in full from successful development of the project or by sale under the current and foreseeable economic environment.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Accordingly, the Company performed an impairment assessment to determine the recoverable amount of each cash-generating unit (“CGU”) and the Côté Gold project exploration and evaluation asset. The assessment indicated that the carrying amounts of the Doyon CGU (including the Westwood mine) and the Côté Gold project exceeded their recoverable amounts. Accordingly, the Company recognized an after-tax impairment charge of $580 million.

The Company used an estimated gold price of $1,100 per ounce for 2016, increasing up to $1,200 per ounce for 2020 and beyond. This was determined based on observable market data including spot price and industry analyst consensus.

The after-tax impairment charges were allocated to the Doyon CGU and the Côté Gold project as follows:

($ millions)	Property, plant and equipment	Exploration and evaluation assets	Total
Doyon CGU	$180.0	$—	$180.0
Côté Gold	—	400.0	400.0

Total[1]	$180.0	$400.0	$580.0

[1]	The pre-tax impairment charges for Property plant and equipment and Exploration and evaluation assets were $209.0 million and $400.0 million, respectively.

The Company also recorded additional impairment charges of $12.3 million relating to Property, plant and equipment assets.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2015, the Company had $691.3 million in cash and cash equivalents, restricted cash and gold bullion at market value.

Gold Bullion				December 31, 2015	December 31, 2014
Ounces held		(oz	)	135,148	134,737
Weighted average acquisition cost	($	/oz	)	$721	$720
Acquisition cost	($	millions	)	$97.4	$96.9
Spot price for gold, end of the period	($	/oz	)	$1,060	$1,206
Market value, end of the period	($	millions	)	$143.3	$162.5

During 2015, the Company completed the sale of Niobec for gross proceeds of $504.1 million after the final working capital adjustments and sold its Diavik royalty interest for total proceeds of $56.8 million, including a cash portion of $52.5 million.

In February 2015 and December 2015, the Company issued 13.8 million and 2.0 million flow-through common shares, respectively, for total net proceeds of $43.0 million. The flow-through common shares were primarily issued to fund prescribed resource expenditures on the Westwood mine and resource exploration expenditures in the provinces of Ontario and Quebec.

Working capital1 as of December 31, 2015 was $701.6 million, down $88.0 million compared to December 31, 2014 due to lower current assets ($232.8 million), partially offset by lower current liabilities ($144.8 million).

Current assets as of December 31, 2015 were $951.9 million, down $232.8 million compared to December 31, 2014 mainly due to the classification of the Niobec operation as assets held for sale in current assets at December 31, 2014 ($628.5 million), partially offset by an increase in cash and cash equivalents ($322.5 million) mainly from the sale of Niobec and increase in restricted cash ($67.0 million).

Working Capital				December 31, 2015	December 31, 2014
Working capital[1]	($	millions	)	$701.6	$789.6
Current working capital ratio[2]				3.8	3.0

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As of December 31, 2015, $70 million was drawn against the Company’s $500 million unsecured revolving credit facility. Subsequent to year end, the drawn balance was repaid and the credit facility was terminated.

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The maturity date of this credit facility is February 1, 2020.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

At December 31, 2015, the Company had committed $2.7 million of its $75 million letters of credit facility for the guarantee of certain asset retirement obligations. The maturity date of this credit facility is April 22, 2016. In lieu of a letter of credit previously committed for the asset retirement obligation at the Doyon mine, the Company had committed restricted cash of $67.0 million at December 31, 2015.

During 2015, the Company purchased at face value $15.0 million of its senior unsecured notes for cash consideration of $11.5 million. The resulting gain, net of transaction costs, was $3.5 million.

Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2015 were $1,194.2 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations and capital expenditure obligations. These obligations will be met through available cash resources and net cash from operating activities.

In December 2015, the Company purchased certain assets held under finance leases for consideration equal to their carrying value of $28.3 million.

	Payments due by period
		Less than
At December 31, 2015	Total	1 Year	2-3 Years	4-5 years	Thereafter
Long-term debt	$849.3	$42.9	$85.7	$720.7	$—
Purchase obligations	50.8	49.1	1.5	0.2	—
Capital expenditures obligations	11.3	11.3	—	—	—
Finance leases	1.2	1.1	0.1	—	—
Operating leases	1.7	1.7	—	—	—

Total contractual obligations	$914.3	$106.1	$87.3	$720.9	$—
Asset retirement obligations	279.9	7.0	13.0	18.0	241.9

	$1,194.2	$113.1	$100.3	$738.9	$241.9

The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.

MARKETABLE SECURITIES

Investments in marketable securities are recorded at fair value. The Company early adopted IFRS 9 - Financial Instruments, as amended November 2013 (“IFRS 9 (2013)”) effective April 2014 and all previously recognized impairments were reclassified to Other comprehensive income (“OCI”) as an adjustment to opening components of equity as at January 1, 2014.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd., INV Metals Inc. and Merrex Gold Inc.) and joint ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.

During 2015, the Company reviewed its investments in associates for objective evidence of impairment and determined that an impairment charge of $1.2 million was required for its investment in Galane Gold Ltd. as a result of a decrease in the market value of the shares. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated financial statements.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Rosebel, Essakane, Westwood and the Corporate offices.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

The Company’s 2016 outlook for the average crude oil price is $65 per barrel for Brent and $60 per barrel for WTI. This considers the hedged price of derivative contracts associated with the Company’s estimated hedge ratio of 75% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices due to the timing of pricing reviews.

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS

The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.

In 2015, the Company terminated certain crude oil and foreign currency derivative contracts relating to future years. Subsequently, the Company entered into new crude oil derivative contracts that qualify for hedge accounting under IFRS 9. As at December 31, 2015, the Company did not have any outstanding non-hedge derivative contracts.

At December 31, 2015, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	150
Contract rate range (C$/$)	1.20 - 1.38
Hedge ratio[1]	50%

Euro contracts (millions of €)	78
Contract rate range ($/€)	1.03 -1.15
Hedge ratio[1]	29%
Commodities
Brent oil contracts (thousands of barrels)	525	420
Option contracts with strike prices at ($/barrel)	43 - 65[2]	60[3]
Hedge ratio[1]	75%	62%

WTI oil contracts (thousands of barrels)	375	324
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60[3]
Hedge ratio[1]	74%	61%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.
[2]	The Company sold put options and purchased call options with strike prices that fall within the given range. If crude oil market prices are below the strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the strike price.
[3]	The Company will purchase crude oil in 2017 at spot prices below $60/barrel. The Company purchased call options to protect against increase in crude oil prices above $60/barrel.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2015	February 16, 2016
Common Shares	393.4	393.9
Share options	5.3	5.3

CASH FLOW

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Net cash from (used in) per consolidated financial statements:
Operating activities	$(45.5)	$72.0	$26.0	$312.2
Investing activities	(128.0)	(44.6)	278.4	(319.7)
Financing activities	27.5	(25.7)	25.6	(35.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(5.8)	(1.7)	(19.5)	(9.2)

Increase (decrease) in cash and cash equivalents	(151.8)	—	310.5	(51.8)
Cash and cash equivalents, beginning of the period	632.8	170.5	158.5	222.3
Cash and cash equivalents held for sale, beginning of the period	—	(12.0)	12.0	(12.0)

Cash and cash equivalents, end of the period	$481.0	$158.5	$481.0	$158.5

OPERATING ACTIVITIES

Net cash from operating activities including discontinued operations for 2015 was $26.0 million, down $286.2 million or 92% from the prior year. The decrease was mainly due to lower earnings from operations ($160.8 million), higher net settlement of derivatives ($122.2 million) and lower payables ($28.3 million), partially offset by lower income tax paid ($27.1 million).

INVESTING ACTIVITIES

Net cash from investing activities for 2015 was $278.4 million, up $598.1 million from the prior year. The increase was mainly due to net proceeds from the sale of Niobec ($491.2 million), lower spending on Property, plant and equipment and exploration and evaluation assets ($163.7 million) and cash proceeds from the sale of the Diavik royalty asset ($52.5 million), partially offset by an increase in restricted cash ($67.0 million), lower proceeds from sale and leaseback arrangements ($31.5 million) and lower repayments received from related parties ($24.6 million).

FINANCING ACTIVITIES

Net cash from financing activities for 2015 was $25.6 million, up $60.7 million from the prior year. The increase was mainly due to a draw-down on the credit facility ($70.0 million) and proceeds from the issuance of flow-through shares ($43.0 million), partially offset by the purchase of certain assets held under finance leases ($28.3 million), the purchase of long-term debt ($11.5 million) and higher interest paid ($10.4 million).

DISCONTINUED OPERATIONS

On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element (“REE”) deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.

Net earnings from discontinued operations for 2015 included a final working capital adjustment of $1.2 million for an after-tax gain on disposal of $39.0 million.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2015 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2015 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the consolidated financial statements for the year ended December 31, 2015.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 4 of the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks which the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, is incorporated by reference into this MD&A and in addition to being viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

Financial Risks

Gold Prices

In particular, the financial viability of the Company is closely linked to the price of gold. Fluctuations in gold prices materially affect the Company’s financial performance and results of operations. The Company does not hedge its gold sales. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including political stability and general economic conditions.

A sustained decline in the price of gold has required the Company to reduce its costs. Further significant decline in the price of gold would have an adverse effect on the profitability of the Company and cash flow would be negatively affected.

Currency fluctuations

All of the factors which determine commodity prices such as prices for gold or certain other commodities (for example oil and electricity) and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. A significant decrease of the Canadian dollar can negatively impact IAMGOLD’s operating costs and consumables priced in Canadian dollars. For more details, refer to the Market trends section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

General Economic Conditions

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Some of the key impacts of the financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.

Impairment Assessment

The Company performs impairment testing for its Property, plant and equipment when indications of potential impairment are identified. Factors assessed in the determination of whether there is any indication of impairment include, but are not limited to, the carrying amount of the Company’s net assets exceeding its market capitalization, significant declines in gold prices, significant increases in input costs, significant adverse changes in the life-of-mine (“LOM”) plan or mineral reserves and resources and observable indications the asset’s value has declined significantly more than expected, including through obsolescence or damage. If any such indicator exists, then the Company will perform an impairment review. In the fourth quarter 2015, the Company determined the existence of certain indicators of impairment. Accordingly, the Company performed an impairment assessment and recorded impairment charges against certain Property, plant and equipment and Exploration and evaluation assets. For more details, refer to the Financial condition section of this MD&A.

Management’s assumptions and estimate of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in its fair value, an impairment charge may result in future periods causing a reduction of the Company’s earnings.

Hedging Activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices, interest rates and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars and Euros, and its expected consumption of oil. For more details, refer to the Financial Condition section of this MD&A.

Liquidity and capital resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt, if any, or purchase or sell gold bullion. For more details, refer to the Financial condition section of this MD&A.

Credit Risk Related to Financial Instruments and Cash Deposits

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure. No material exposure is considered to exist by virtue of the possible non-performance of the counterparties to financial instruments.

Indebtedness and Fulfilling Obligations

Following the offering of the Company’s $650 million senior unsecured notes in September 2012, the Company had a significant amount of indebtedness.

The high level of indebtedness could have significant consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other less leveraged competitors who may be able to take advantage of opportunities the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing.

In addition, the credit facility and the indenture governing the notes contain restrictive covenants which limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The bond indenture contains a restriction on the use of proceeds from the sale of assets including the Niobec niobium mine and Diavik Diamond Royalty. These restrictions allow the Company to reduce liabilities including the debt, derivatives and finance leases, and invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions, capital expenditures, and reduction in indebtedness including derivatives, finance leases and bank debt. In the event the Company does not invest the full amount from asset disposition proceeds within the defined period, the Company will be required to repurchase bonds with the shortfall. Events beyond the Company’s control, including changes in the general economic and business conditions, may affect the Company’s ability to satisfy those covenants, which could result in a default.

In addition, the amount of debt/leverage may exceed the Company ability to service or repay the debt due in 2020. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The ongoing decline of gold price results in the deterioration of free cash flow generation. The Company cannot be certain its future cash flow from operations will be sufficient to allow it to pay principal and interest on the debt and meet other obligations.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and subsidiary entities could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Access to Capital Market, Financing and Interest Rates

To fund growth, the Company may need to secure the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Debt Rating

The Company’s debt currently has a non-investment grade rating, any rating assigned could be lowered or withdrawn entirely by a rating agency if, in the rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 senior unsecured notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 senior unsecured notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 senior unsecured notes. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

Cost Management

Capital and operational costs have escalated in the gold mining industry over the last several years. Additionally, a sustained decline in the price of gold has required the Company to reduce its costs. The Company has undertaken a number of cost reduction initiatives to manage costs more efficiently, including a focus on continuous improvement, negotiations to lower energy and power costs and pursuing advantageous pricing with suppliers.

Capital Allocation

Declining gold prices may result in a declining production profile due to the lack of capital investment. Declining cash flow limits the Company’s ability to allocate expenditures for capital and other projects. Constructing mining facilities and new mining operations, as well as exploring for new and expanding resources at the Company’s existing properties, requires substantial capital expenditures. Capital investments require prioritization, which may result in decisions focused on short-term cash preservation. Declining cash flow limits capital allocation to sustain operations and new investment in projects.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Internal Controls Over Financial Reporting

The Company documented and tested, for 2015 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company has implemented and is in conformity with the COSO 2013 internal controls framework. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure it can conclude on an ongoing basis it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required internal control framework, new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect its internal control over financial reporting will prevent or detect all errors and all fraud.

Operational Risks

Mineral Reserves, Mineral Resources and Extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

Production and Cost Estimates

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Project delays and cost overruns may significantly impact project delivery.

Mine(s) under Care and Maintenance

With the sustained decline of the gold price and declining revenues, the Company may consider the potential to put operation(s) on temporary care and maintenance thereby the Company will cease production, but keep the site in a condition to possibly reopen at a later date.

Mine Closure

Additionally closure plans may materialize earlier than planned to reflect market conditions. The closure costs may not be fully known for a period of time. The closure plan and site rehabilitation plan may be incomplete and not fully documented.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Equipment Malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in a delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment or though accident or misuse, including potential complete write-off of damaged units, or there is a delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced or inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Acquisitions and Integration

Any acquisition the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with the operations of the Company.

Title to Properties

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases. tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s properties are subject to various encumbrances, including royalties.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. There can be no assurance the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

Geographical Areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environment, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. A major spill or failure of the tailing facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the dam structures could occur and result in dam failure.

The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

The Company is exposed to pandemics which represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and South America and is a major healthcare challenge for the Company.

Security

The Company is exposed to artisanal and illegal mining activities in close proximity to its operations which may cause environmental issues, disruptions to the operations, and relationship conflicts with governments and local communities. The Company is working with local governments, and law enforcement agencies to limit illegal mining activities as they relate its operations.

Engagement with indigenous people in Canada has recently become more contested in the wake of several decisions by Canadian Supreme Court which have expanded First Nations’ rights and consultation requirements within the context of resource development, This has created increased risks for mining companies in this jurisdiction.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. The Company cannot predict events such as the political unrest in Burkina

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Faso in September 2015 or the terrorist attacks in Mali in November 2015 and Burkina Faso in January 2016, which may impact its operations.

Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; nationalization; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; and royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims. The unstable political environment in Burkina Faso caused turmoil in the surrounding communities, a number of protests and destabilization of the country, which led to increased costs for securing the mine site and protecting workers and facilities.

Non-controlled Assets

Some of the Company’s assets are controlled and managed by other companies, who may have a higher interest in the assets than the interest of the Company. Such companies may have divergent business objectives which may impact the Company’s business and financial results.

Joint Venture Operations

The Company has joint ventures with other mining companies and therefore the Company’s operations are subject to the risks normally associated with the conduct of joint ventures. Such risks include: reduced ability to exert control over strategic, tactical and operational decisions made in respect of properties operated jointly; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s operations and financial condition.

Evolving Legislation and Corporate Governance Regulations

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders, or the payment of royalties, net profits interests or similar amounts, or a more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company is unable to predict what legislation or revisions may be proposed which might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The Company is also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties including governments and its workforce in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty.

Labour Disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s results of operations and financial condition.

Failure of the hydrostatic plug at the Westwood Mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the Doyon and Westwood mines and allow disposal of the Westwood Mine tailings in the Doyon pit. It is possible over time the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail causing flooding of the Westwood Mine and unwanted discharge and contamination.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force Majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents which could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

In January and May 2015, seismic events caused localized ground falls at the Westwood mine in Quebec. In both instances, miners were temporarily trapped as a result and, once the fallen ground material was removed, were able to exit the mine safely. After the seismic event in May, mining in the affected area had been suspended until December 2015. In-house and external experts in rock mechanics rigorously investigated the causes of the seismic event and made recommendations for changes to mine designs, enhanced ground control measures and recovery of the damaged sections of the mine. These recommendations have been reviewed and accepted by both a group of independent geotechnical experts and by another independent geotechnical expert on behalf of the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”). Future planning and development activities will be carried out in compliance with these recommendations and with the approval of the CNESST.

Information Systems Security Threats

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems can be critical elements of the operations of the Company. Protection against cyber security incidents, cloud security, and security of all of the Company’s IT systems is critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

Climate Change

The Company acknowledges climate change and the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring extreme weather conditions are included in its emergency response plans. However, there is no assurance the response will be effective and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s Federal and Provincial regulations impose mandatory greenhouse gas emissions reporting requirements and the Company’s Quebec mine is subject to a cap-and-trade regulation. The Paris climate accord signed by 195 countries in December 2015 marks a shift toward a low-carbon economy.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM CONTINUING MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all gold and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Continuing operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	283.5	239.5	971.6	892.9

Earnings (loss) from continuing operations	$(45.3)	$33.0	$(54.6)	$115.0

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended December 31,		Years ended December 31,
($/oz of gold)	2015	2014	2015	2014
Average realized gold price[1]	$1,101	$1,201	$1,158	$1,259
Total cash costs[2,3]	825	788	835	848

Gold margin	$276	$413	$323	$411

[1]	Refer to the section below.
[2]	Refer to page 35 for calculation.
[3]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Royalty revenues	(0.1)	(1.8)	(0.4)	(8.6)
By-product credits	(0.3)	(0.6)	(1.8)	(2.5)

Gold revenue - owner-operator	$237.8	$270.1	$914.8	$996.8
Gold sales - owner-operator (000s oz)	217	225	790	793

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,100	$1,201	$1,158	$1,258

Gold revenue - joint ventures	$21.8	$28.5	$88.4	$121.2
Gold sales - joint ventures (000s oz)	20	24	76	96

Average realized gold price per ounce[1] - joint ventures ($/oz)	$1,112	$1,197	$1,165	$1,263

Average realized gold price per ounce[1,2] ($/oz)	$1,101	$1,201	$1,158	$1,259

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gain or loss on sales of assets, unrealized non-hedge derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Loss from continuing operations before income taxes and non-controlling interests	$(702.5)	$(105.8)	$(783.8)	$(143.7)

Adjusted items:
Impairment of Property, plant and equipment and Exploration and evaluation assets	621.3	—	621.3	—
Changes in estimates of asset retirement obligations at closed sites	(0.9)	39.7	3.6	48.7
Unrealized derivative (gain) loss	(7.5)	49.1	4.6	56.2
Net loss on early termination of derivative contracts	11.0	—	11.0	—
Impact of the production interruption at Westwood	7.8	—	28.2	—
Write-down of assets	9.8	0.2	17.4	7.3
Restructuring and other charges	3.9	4.9	5.4	8.1
Foreign exchange (gain) loss	3.4	(3.4)	(0.5)	(1.0)
(Gain) loss on sale of assets	—	0.7	(42.8)	3.7
Gain on purchase of senior unsecured notes	—	—	(3.5)	—
Impairment (reversal) of investments	0.9	—	1.2	(3.4)
Yatela closure provision	—	(1.6)	—	7.7
Interest expense on senior unsecured notes	—	—	—	0.3

	$649.7	$89.6	$645.9	$127.6

Adjusted loss from continuing operations before income taxes and non-controlling interests	(52.8)	(16.2)	(137.9)	(16.1)
Income taxes	25.0	(42.0)	(11.5)	(117.9)
Tax adjustments	(36.6)	50.1	(18.8)	126.0
Non-controlling interests	1.6	(0.9)	(1.8)	(7.9)

Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(62.8)	$(9.0)	$(170.0)	$(15.9)

Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.16)	$(0.02)	$(0.44)	$(0.04)

Including discontinued operations
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	(62.8)	(9.0)	(170.0)	(15.9)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	26.7	41.8	62.7
Adjusted items:
Gain on disposal of discontinued operations	—	—	(39.0)	—
Effective tax rate adjustment on discontinued operations	—	(7.5)	—	(14.0)

Adjusted net earnings (loss) including discontinued operations	$(62.8)	$10.2	$(167.2)	$32.8

Adjusted net earnings (loss) including discontinued operations per share ($/share)	$(0.16)	$0.03	$(0.43)	$0.08

Basic weighted average number of common shares outstanding (millions)	391.6	376.9	389.9	376.8

Effective adjusted tax rate (%)	(22)%	50%	(22)%	50%

After adjusting reported earnings from continuing operations for those items not considered representative of the Company’s core business or indicative of future continuing operations, the Company had an adjusted loss from continuing operations in the fourth quarter and year ended 2015 of $62.8 million and $170.0 million, respectively. Although it may be reasonable to expect a tax benefit on the adjusted loss, a tax expense has been recorded. This is a result of the recent history of losses not satisfying the criteria for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Cost of sales[1], excluding depreciation expense	$219.6	$182.5	$710.7	$687.9
Less: cost of sales for non-gold segments[2], excluding depreciation expense	0.9	—	2.7	2.0

Cost of sales for gold segments, excluding depreciation expense	218.7	182.5	708.0	685.9
Adjust for:		—
By-product credit (excluded from cost of sales)	(0.3)	(0.6)	(1.8)	(2.5)
Stock movement	(20.4)	2.4	(6.3)	(3.8)
Realized non-hedge derivative losses[3]	10.2	—	31.2	—
Impact of production interruption at Westwood	(7.8)	—	(28.2)	—
Other mining costs[4]	(39.4)	(5.7)	(42.7)	(27.6)
Cost attributed to non-controlling interests[5]	(11.8)	(11.5)	(47.2)	(45.2)

	(69.5)	(15.4)	(95.0)	(79.1)

Total cash costs - owner-operator	$149.2	$167.1	$613.0	$606.8
Attributable gold production[6] - owner-operator (000s oz)	181	218	730	739

Total cash costs[7,8] - owner-operator ($/oz)	$820	$766	$840	$822

Total cash costs - joint ventures	$15.6	$23.5	$59.7	$100.8
Attributable gold production - joint ventures (000s oz)	18	23	76	95

Total cash costs[7,8] - joint ventures ($/oz)	$877	$995	$787	$1,055

Total cash costs[7,8]	$164.8	$190.6	$672.7	$707.6
Total attributable gold production[6] (000s oz)	199	241	806	834

Total cash costs[7,8,9] ($/oz)	$825	$788	$835	$848

[1]	As per note 26 of the Company’s consolidated financial statements.
[2]	Non-gold segments consist of Exploration and evaluation and Corporate.
[3]	Excludes net loss on early termination of derivative contracts.
[4]	Includes write-down of inventories and other administrative costs.
[5]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[6]	Gold commercial production does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.
[7]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[8]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.
[9]	Includes realized hedge and non-hedge derivative losses for the fourth quarter and year ended December 31, 2015 of $58 and $55 per ounce produced, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Net cash from (used in) operating activities per consolidated financial statements	$(45.5)	$72.0	$26.0	$312.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	10.0	15.8	3.7	2.4
Inventories and non-current ore stockpiles	(42.7)	17.9	6.2	(0.3)
Accounts payable and accrued liabilities	10.1	(12.0)	31.3	3.0

Net cash from (used in) operating activities before changes in working capital including discontinued operations	$(68.1)	$93.7	$67.2	$317.3
Basic weighted average number of common shares outstanding (millions)	391.6	376.9	389.9	376.8

Net cash from (used in) operating activities before changes in working capital including discontinued operations ($/share)	$(0.17)	$0.25	$0.17	$0.84

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Westwood-commercial production) and Mouska, and in total (includes owner-operator mines, Sadiola and Yatela).

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

	Three months ended December 31,		Years ended December 31,
($ millions, attributable, except where noted)	2015	2014	2015	2014
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$202.2	$170.6	$659.7	$638.4
Sustaining capital expenditures[1]	54.6	27.4	151.1	123.5
By-product credit, excluded from cost of sales	(0.2)	(0.6)	(1.7)	(2.4)
Corporate general and administrative costs[2]	8.4	4.9	35.8	40.6
Realized non-hedge derivative losses[3]	9.3	0.5	28.7	0.7
Impact of the production interruption at Westwood	(7.8)	—	(28.2)	—
Environmental rehabilitation accretion and depreciation	2.6	2.7	11.2	10.9
Other[4]	(26.4)	(1.3)	(18.1)	(8.1)

	$242.7	$204.2	$838.5	$803.6

AISC - joint ventures
Cost of sales for joint ventures, excluding depreciation expense	$17.4	$25.2	$60.1	$117.2
Adjustments to cost of sales[5] - joint ventures	3.1	2.4	5.3	(4.0)

	20.5	27.6	65.4	113.2

AISC[6]	$263.2	$231.8	$903.9	$916.8

Attributable gold sales - owner-operator (000s oz)	199	210	732	739
AISC - owner-operator[6,7] ($/oz)	$1,218	$1,001	$1,145	$1,090
AISC - owner-operator, excluding by-product credit[6,7] ($/oz)	$1,219	$1,004	$1,147	$1,093

Attributable gold sales (000s oz)	219	234	808	835
AISC[6,7,8] ($/oz)	$1,202	$1,021	$1,118	$1,101
AISC excluding by-product credit[6,7,8] ($/oz)	$1,203	$1,024	$1,120	$1,103

[1]	Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated financial statements for cost of sales of total gold mines excluding joint ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2015 sustaining capital expenditures at 100% basis.
[2]	Corporate general and administrative costs exclude depreciation expense.
[3]	Excludes net loss on early termination of derivative contracts.
[4]	Includes write-down of inventories.
[5]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[6]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[7]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
[8]	Includes realized hedge and non-hedge derivative losses for the fourth quarter and year ended December 31, 2015 of $59 and $63 per ounce sold, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015